UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

Commission File Number: 001-40852

LumiraDx Limited
(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108
Cayman Islands
(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On November 9, 2022, LumiraDx Limited (the “Company”) issued a press release announcing its financial results for the quarter ended September 30, 2022. A copy of this press release is furnished as Exhibit 99.1 herewith.

The unaudited consolidated financial information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No: 333-259874 and File No. 333-264611), and the registration statement on Form F 3 (File No: 333-264609), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by LumiraDx Limited on November 9, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LumiraDx Limited

Date: November 9, 2022	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer